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                                                                       Exhibit 5
Date: August 18, 1999

Ms. Lisa A. Conte
President and CEO
Shaman Pharmaceuticals Inc.
213 East Grand Avenue
South San Francisco, CA 94080-4812

                                Settlement Letter
Dear Ms. Conte:

This Settlement is dated as of August 18, 1999 by and between Shaman Pharmaceuticals Inc., a Delaware corporation ("Shaman"), and Lipha s.a., a French corporation ("Lipha") and sets forth a supplemental agreement of the parties with respect to the Joint Research and Product Development and Commercialization Agreement (the "Research Agreement") dated as of September 23, 1996 between Shaman and Lipha.

WHEREAS, Lipha has advanced certain sums of money to Shaman in December 1998 in connection with the Research Agreement, and a dispute has arisen in connection with such advance and the parties desire to settle such dispute;

NOW, THEREFORE, Shaman and Lipha agree as follows:

1. In consideration of the release and discharge granted by Lipha pursuant to
Section 2 below, Shaman agrees to pay to Lipha Two Million Ten Dollars ($2,000,010.00) (the "Indebtedness) in accordance with the terms set forth in
Section 3 below.

2. In consideration of receipt of payment in full from Shaman of the Indebtedness referred to in Section 1 above as provided in Section 3 below, Lipha agrees to release and discharge Shaman from all claims, suits and causes of action that Lipha may have against Shaman for refund of advances made or other monies paid by Lipha to Shaman in December 1998 , including release and discharge of Shaman's obligation to credit such advances made or other monies paid toward $6 million of amounts payable by Lipha to Shaman in the future under the Research Agreement.

3. Lipha agrees to exchange such Indebtedness of Shaman to Lipha for the issuance to Lipha of 133,334 shares of Series R Convertible Preferred Stock of Shaman ("Preferred Stock") pursuant to the terms described in the prospectus dated July 16, 1999, previously delivered to the undersigned in connection with Shaman's public offering of the Series R Preferred Stock. Upon receipt of 133,334 shares of such Preferred Stock, the Indebtedness shall be canceled and shall be deemed to be paid in full by Shaman to Lipha. If less than 133,334 shares of such Preferred Stock are received by Lipha, the Indebtedness shall be canceled and shall be deemed to be paid
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only to the extent of the number of shares of Preferred Stock so received times
$15.00 per share, and the balance of the Indebtedness shall be canceled and shall be deemed paid in full upon receipt by Lipha of payment by Shaman of such balance in cash, such payment to be effected by Shaman within 180 days after the expiration (currently August 23, 1999) of the public offering of the Series R Preferred Stock pursuant to the prospectus dated July 16, 1999 (or any extension of the expiration date pursuant to the terms of said prospectus).

Enclosed herewith is Lipha's completed and signed subscription agreement for 133,334 shares of such Preferred Stock. The undersigned understands and agrees that the terms and conditions of the Series R Preferred Stock subscription documents enclosed herewith remain unchanged and in full force and effect.

Yours very truly,

AGREED:

LIPHA S.A.


By      /s/ Andre Meynaud
        ---------------------------------
Name:   Andre Meynaud
Title:  Managing Director
        Lipha S.A.
        37, rue Saint-Romain
        Lyon Cedex, F-69379

AGREED:

Shaman Pharmaceuticals, Inc. hereby agrees to accept the cancellation of the above-referenced $2,000,010 indebtedness of Shaman Pharmaceuticals, Inc. to Lipha s.a. in lieu of cash, in payment of the purchase price for the shares of Series R Preferred Stock to be purchased by Lipha pursuant to the foregoing.

SHAMAN PHARMACEUTICALS INC.


By      /s/ Lisa A. Conte
        ------------------------------------
Name:   Lisa A. Conte
Title:  President and Chief Executive Officer